CHELLY, Inc.



ANNUAL REPORT

9455 E Raintree #2049

Scottsdale, AZ 85260

(480) 559-3000

https://drinkchelly.com/

This Annual Report is dated June 16, 2023.

BUSINESS

CHELLY, Inc. ("CHELLY" or the "Company") is a corporation organized under the laws of the state of Arizona that produces flavored liquors and spirits. The Company's business model consists of selling alcoholic beverages focused on a 21-34 age demographic. Our product is sold across the state of Arizona at stores, restaurants, and bars like Total Wine, Pomo Pizzeria, and other local on-premise and off-premise accounts as well through direct to consumer through Drizly.com. The Company's top 3 reasons to invest: unique selling position, story, and differentiated growth plan compared to other beverage brands.

The Company started operations as CHELLY LLC when it was organized under Arizona law in January 20, 2019. On December 10, 2021, the company converted to an Arizona domestic corporation to better facilitate equity funding. On November 1, 2021, a new entity Paradise Beverages LLC was organized under Arizona law and now holds 9.99% ownership of CHELLY, Inc. to entice and attract future key full-time employees.

Previous Offerings

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Type of security sold: Convertible Note

Final amount sold: $10,000.00

Use of proceeds: operations

Date: January 04, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $92,000.00

Use of proceeds: operations and marketing

Date: December 25, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $55,000.00

Use of proceeds: operations and marketing

Date: May 22, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $5,000.00

Use of proceeds: Continued operations and marketing until crowdfunding has launched.

Date: February 11, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $3,000.00

Use of proceeds: Funding continued operations and business administration

Date: February 11, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $25,796, a 24% decrease compared to fiscal year 2021 revenue of $34,010. This was due to not sponsoring as many events as we did the year before. Sponsoring events can bring in incremental revenue and this year we were not able to perform those. Thus, leading to a lower revenue number.

Cost of Revenue

Cost of sales in 2022 was $6,001 a decrease of approximately 74%, from costs of $23,318 in fiscal year 2021. The decrease was due to capitalizing our inventory rather than expensing it.

Gross Margins

The gross margins stayed the same.

Expenses

The Company's expenses consist of, among other things, fees for professional services and trademarks, rent, liability insurance, and equipment. Expenses in 2022 were $88,941 compared to $94,483 in 2021. The decrease was primarily in not sponsoring events.

Historical results and cash flows:

Historical results and cash flow are projected to be different in the future. We expect high growth rates in terms of sales but we do expect to be running at a loss for some years as it is the nature of the business we are in. We, of course, would love to become profitable but it is a competitive market so a lot of funds have to be used to increase brand awareness and brand equity.

The Company is currently in the production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because this is a cash-heavy business where we will need to spend dollars in order to increase brand awareness and build brand equity. Past cash was primarily generated through sales and convertible notes. Our goal is to be cash flow positive within approximately the next five years. However, management's focus is not only focused on reaching positive cash flow. We want to make sure we are reaching that in an efficient way by feeding what the business needs through capital expenditures and not solely focusing on pulling our brand back just only to be cash flow positive. There is a balance we are seeking where we can fully operate the business of what it needs while also being cash flow positive.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $3,247.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: Founders (Promissory Notes)

Amount Owed: $11,285.00

Interest Rate: 8.0%

Maturity Date: June 30, 2024

auto-equity clause conversion at $50k

Creditor: Convertible Note part 1

Amount Owed: $92,000.00

Interest Rate: 5.0%

Maturity Date: December 25, 2024

conversion of $50k and min val of $1.7mm

Creditor: Convertible Debt part 2

Amount Owed: $55,000.00

Interest Rate: 5.0%

Maturity Date: May 22, 2025

$500k conversion trigger with min val of $3,000,000

Creditor: Convertible Note Part 3

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: January 04, 2026

$50k conversion but with a $6mm minimum valuation and 10% equity discount

Creditor: Convertible Note part 4

Amount Owed: $5,000.00

Interest Rate: 5.0%

Maturity Date: November 02, 2026

$50k conversion but with a $6mm minimum valuation and 10% equity discount

Creditor: Convertible Note Part 5

Amount Owed: $3,000.00

Interest Rate: 5.0%

Maturity Date: February 11, 2026

$50k conversion but with a $6mm minimum valuation and 10% equity discount

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nicolas Guerrieri

Nicolas Guerrieri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, Director

Dates of Service: January, 2019 - Present

Responsibilities: Legal, accounting, finances, budgeting, marketing, branding, managing, supply chain, operations, raising capital. Nicolas Guerrieri has a monthly salary of $1,500.00 and equity compensation of 47.74% of shares.

Other business experience in the past three years:

Employer: Trajan Wealth

Title: Investment Analyst

Dates of Service: January, 2019 - September, 2020

Responsibilities: • Analyze financial statements and compose research reports for potential investments • Implement and manage over 5,000+ new and existing client portfolios using Orion, TD, and other platforms • Curate a selection of investments for clients based on their model and risk profile • Assist the Investment committee on the firm's investment strategies and selection of securities for our public ETF

Other business experience in the past three years:

Employer: Resolute Commercial

Title: Financial Analyst

Dates of Service: January, 2018 - November, 2018

Responsibilities: Evaluate and create 13-week cash flow budgets and projections to provide financial guidance for clients. • Collaborate with senior management to adjust their current model to a more viable business model. • Conduct market/industry research for private companies to assist in the valuation of the distressed business. • Reduced company's database filing process significantly by creating a macro via Visual Basic for Applications (VBA).

Name: Roberto Guerrieri

Roberto Guerrieri's current primary role is with Bluetail. Roberto Guerrieri currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Lead Strategic Advisor

Dates of Service: November, 2019 - Present

Responsibilities: - Assists in strategic initiatives along with scaling tactics and raising capital. Roberto Guerrieri has an annual salary $0 and equity compensation of 11.51% of shares.

Other business experience in the past three years:

Employer: Bluetail

Title: C.E.O

Dates of Service: June, 2019 - Present

Responsibilities: Leads in technology of their software

Other business experience in the past three years:

Employer: Black Garage

Title: Managing Director

Dates of Service: April, 2009 - Present

Responsibilities: Marketing, product strategy and business development consulting and outside board member for early-stage Internet businesses. ASSIGNMENTS INCLUDE > CMO for team collaboration startup targeting SMB market. Winner of several startup of the year awards > Global Marketing for FiREapps, a currency analytics SaaS company for Fortune 500 enterprise treasury clients > VP of Sales and Marketing for EquipRent.com, a leading online construction equipment marketplace and lead generation company > E-commerce provider of health and medical products for consumers and health professionals > Mobile app and platform geared towards smartphone customer engagement market > Internet strategic advisor for leading arbitration and mediation association > Talent management assessment software company servicing businesses hiring & team building > Healthcare channel market research for large health providers in U.S > SaaS platform design and implementation for gig economy real estate tech business

Name: Rob Dunaway

Rob Dunaway's current primary role is with Law Offices of Rob Dunaway. Rob Dunaway currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Secretary(Corporate Lawyer)

Dates of Service: January, 2019 - Present

Responsibilities: Manage all board and committee meeting logistics, attend and record minutes of all board and committee meetings; facilitate board communications; Advise the Board on its roles and responsibilities; Maintain key corporate documents and records; Rob Dunaway has an annual, salary of $0 and equity compensation of zero shares.

Other business experience in the past three years:

Employer: Pillsbury Winery, LLC

Title: Co-Founder

Dates of Service: January, 2007 - Present

Responsibilities: Corporate Lawyer

Other business experience in the past three years:

Employer: Law Offices of Rob Dunaway

Title: Principal Attorney

Dates of Service: January, 1996 - Present

Responsibilities: Robert Dunaway, Attorney and Businessman, Phoenix, Arizona. Mr. Dunaway has 30 years of corporate and technology experience as an attorney, management advisor and investor, having represented public clients such as Sun Microsystems, Tandem Computers, S3, Diamond Multimedia and others to hundreds of startup technology and Internet companies. A co-author of books on startup company management and intellectual property protection, he also has CEO experience and numerous Board of Director positions to his credit. He has lectured at Stanford Business School and Santa Clara University School of Law and was chosen one of Phoenix's Top 12 Business Advisors in the New Times 2001 poll of metro readers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Nicolas Guerrieri

Amount and nature of Beneficial ownership: 2,778,000

Percent of class: 47.74

RELATED PARTY TRANSACTIONS

Name of Entity: Roberto Guerrieri

Relationship to Company: Director

Nature / amount of interest in the transaction: Roberto lent the company $4,305 in a promissory note to help start the company

Material Terms: auto-equity clause conversion at $50k

Name of Entity: Nicolas Guerrieri

Relationship to Company: Director

Nature / amount of interest in the transaction: Nicolas put in $4,000 to help start the company and this was in the form of a promissory work

Material Terms: auto-equity clause conversion at $50k

Name of Entity: Hunter Goheen

Relationship to Company: Partner

Nature / amount of interest in the transaction: $2,979.53 to help start the company

Material Terms: this is in a convertible note form

OUR SECURITIES

The company has authorized Common Stock, Convertible Notes, Promissory Notes, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please Note: Subsequent to the launch of this offering, Stuart Francis has been removed from the board of directors, and as a result, 180,754 shares previously counted as outstanding are no longer granted to Stuart Francis.

Convertible Notes

The security will convert into Equity and the terms of the Convertible Notes are outlined below:

Amount outstanding: $147,000.00

Maturity Date: June 30, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: $50,000 or $500,000 equity sale/raise

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. The other set of convertible notes $500,000. Both sets of notes include a 20% equity discount. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (80%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Promissory Notes

The security will convert into Equity and the terms of the Promissory Notes are outlined below:

Amount outstanding: $11,284.27

Maturity Date: July 08, 2024

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: $50,000 equity sale/raise

Material Rights

Four members of Company management made related party loans prior to December 31, 2020 in the amounts of $2,979.53, $4,000, and $4,305. The loans all have a 5-year term and 8% interest per annum.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00

Maturity Date: January 04, 2026

Interest Rate: 5.0%

Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: $50,000

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,000.00

Maturity Date: February 11, 2026

Interest Rate: 5.0%

Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: $50,000 automatic conversion

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,000.00

Maturity Date: February 11, 2026

Interest Rate: 5.0%

Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: $50,000

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain

Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity offering should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There are specific risks to our company that include our ability to sell our product to retailers, our ability to have the funds to purchase more inventory, and there is a risk the government could regulate our industry more. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity offering purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing company in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $1.07m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits CHELLY, Inc. was formed on December 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CHELLY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. We dont currently own the chelly trademark due to a pending investigation + our slogan dangerously delicious is currently under review as well We dont currently own the chelly trademark due to a pending investigation + our slogan dangerously delicious is currently under review as well The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 16, 2023.

CHELLY, Inc.

By /s/ *Nicolas Guerrieri*

Name: <u>CHELLY, Inc.</u>

Title: CEO/Founder

Exhibit A

FINANCIAL STATEMENTS

CHELLY, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

CHELLY, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	$25,796.95
Cost of Goods Sold	$6,001.83
GROSS PROFIT	$19,795.12
Expenses	$88,941.72
NET OPERATING INCOME	$ -69,146.60
Other Income	$94.10
Other Expenses	$56.24
NET OTHER INCOME	$37.86
NET INCOME	$ -69,108.74

CHELLY, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-91.38
Sales - B2R 750 ML Flagship Bottle	
B2R - 750mL Flagship Bottle/ 1 to 2	60.46
B2R - 750mL Flagship Bottle/ 12+	30,777.89
B2R - 750mL Flagship Bottle/ 120+	942.48
B2R - 750mL Flagship Bottle/ 3 to 5	133.38
B2R - 750mL Flagship Bottle/ 6 to 11	148.01
Total Sales - B2R 750 ML Flagship Bottle	**32,062.22**
Sales - DTC - 750 ML Bottle Flagship Bottle	
DTC - 750 mL Flagship Bottle/ 6 to 11	166.51
DTC - 750mL Flagship Bottle/ 1 to 5	499.53
DTC - 750mL Flagship Bottle/ 12+	1,209.06
Total Sales - DTC - 750 ML Bottle Flagship Bottle	**1,875.10**
Sales - Shooter	
B2R - 50mL Shooter	63.75
DTC - 50mL Shooter	17.25
Total Sales - Shooter	**81.00**
Sales -Merchandise	83.26
Total Income	**$34,010.20**
Cost of Goods Sold	
Container	
Bottles/Cap Container Costs	14,701.42
Total Container	**14,701.42**
Cost of Goods Sold	0.00
Delivery/Transportation Cost	972.48
Ingredients	
Grain Alcohol	1,616.87
Lemons	1,252.22
Sugar	240.31
Water	83.98
Total Ingredients	**3,193.38**
Labeling Bottles	775.00
Merchandise Cost	0.00
Packaging	
Labels	3,402.23
Total Packaging	**3,402.23**

CHELLY, Inc.

Profit and Loss
January - December 2021

	TOTAL
Shipping	273.46
Total Cost of Goods Sold	**$23,317.97**
GROSS PROFIT	**$10,692.23**
Expenses	
Bank Charges	
Bank Charges & Fees	152.32
Credit Card Interest Expense	2,720.57
Total Bank Charges	**2,872.89**
Equipment / Job Supplies	308.43
Production Equipment	2,203.97
Supplies & Materials	1,001.19
Total Equipment / Job Supplies	**3,513.59**
Guaranteed Payment - Nicolas Guerrieri	14,250.00
Insurance	1,046.85
General Liability	1,706.52
Total Insurance	**2,753.37**
Legal & Professional Services	6,204.00
Liquor Boxes	2,050.54
Marketing	1,842.44
Advertising	1,506.83
Commercials	1,695.02
Paid Promotion Ads	305.55
Photoshoots	418.12
Total Advertising	**3,925.52**
Competition/Tasting Review Entry Fees	1,135.00
Cost of Samplers	546.00
Event Marketing	2,050.88
Madeline Fagan - Social Media Manager	3,828.50
Online Marketing	
Giveaways	657.43
Total Online Marketing	**657.43**
Paraphernalia	3,207.83
Press Releases	932.00
SEO	77.25
Sergio Galvin - Photo/videographer	1,800.00
Sponsorships	18,450.00
Total Marketing	**38,452.85**
Meals & Entertainment	1,298.25
Miscellaneous Fees/Expenses	-191.45

CHELLY, Inc.

Profit and Loss
January - December 2021

	TOTAL
Office/General Administrative Expenses	1,440.74
Dues	717.64
Lab Testing	415.00
Subscriptions	2,639.68
Total Office/General Administrative Expenses	**5,213.06**
Pick Up Charge	164.25
Rent & Lease	9,395.76
Shipping Misc.	211.13
Storage Charge	21.00
Taxes & Licenses	
AZ Excise Tax	866.35
Distributor Excise Tax	78.46
Licenses & Dues	377.00
TTB Taxes	968.55
Total Taxes & Licenses	**2,290.36**
Travel Expense	1,537.62
Utilities	279.58
Electricity	258.20
Total Utilities	**537.78**
Website	
Website Development	2,754.99
Website Hosting Expense	372.89
Total Website	**3,127.88**
Total Expenses	**$93,702.88**
NET OPERATING INCOME	$ -83,010.65
Other Income	
Miscellaneous Income	543.99
SBAD Disaster Relief	4,000.00
Total Other Income	**$4,543.99**
Other Expenses	
Ask My Accountant	0.00
Other Miscellaneous Expense	621.44
Total Other Expenses	**$621.44**
NET OTHER INCOME	$3,922.55
NET INCOME	$ -79,088.10

CHELLY, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-69,108.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,711.91**
Net cash provided by operating activities	**$ -78,820.65**
FINANCING ACTIVITIES	**$54,787.74**
NET CASH INCREASE FOR PERIOD	**$ -24,032.91**
Cash at beginning of period	26,829.90
CASH AT END OF PERIOD	**$2,796.99**

CHELLY, Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-79,276.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,128.00
Inventory:Finished Liquid	-541.68
Inventory:Glass Bottles	-1,728.00
Inventory:GNS	-214.20
Inventory:Labels	-360.00
Inventory:Plastic Caps	-1,245.00
Inventory:Sugar	-240.00
Inventory:Water	-7.80
Inventory Asset	0.00
Prepaid Bottle Production	-24,162.49
AMEX 51001	-661.91
BOA CC 9076	-337.03
Chase CC 1544	-603.81
Chase Ink CC 2158	-516.30
CORP Account 1949 (deleted)	-53.00
Arizona Department of Revenue Payable	-391.91
Disaster/Relief Loan - EIDL Advance	-4,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-37,191.13**
Net cash provided by operating activities	**$ -116,467.23**
INVESTING ACTIVITIES	
Fixed Asset Other Tools Equipment	-3,899.62
Net cash provided by investing activities	**$ -3,899.62**
FINANCING ACTIVITIES	
Notes Payable-Investors:Notes Payable - Alec Mire	5,000.00
Notes Payable-Investors:Notes Payable - Charles Van Gelder	10,000.00
Notes Payable-Investors:Notes Payable - Colin Jones	5,000.00
Notes Payable-Investors:Notes Payable - Giovanni Yakoo	20,000.00
Notes Payable-Investors:Notes Payable - Joey Soltysiak	5,000.00
Notes Payable-Investors:Notes Payable - John Hackemer	5,000.00
Notes Payable-Investors:Notes Payable - Jordan Singer	5,000.00
Notes Payable-Investors:Notes Payable - Joseph Gilles	5,000.00
Notes Payable-Investors:Notes Payable - Joseph Hormes	25,000.00
Notes Payable-Investors:Notes Payable - Mark Surico	7,000.00
Notes Payable-Investors:Notes Payable - Matthew G Sassu	15,000.00
Notes Payable-Investors:Notes Payable - Mike Vicari	5,000.00
Notes Payable-Investors:Notes Payable - Steven Sherant	5,000.00
Promissory Notes:Promissory Note - Hunter Goheen	54.53
Promissory Notes:Promissory Note - Nick Guerrieri	-527.96
Promissory Notes:Promissory Note - Stuart Francis	19.73
Owner Contribution - Nick Guerrieri	527.96

CHELLY, Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
Owner Contribution - Patrick Chaboya (deleted)	-165.25
Owner Distribution - Nick Guerrieri	-1,500.00
Net cash provided by financing activities	**$115,409.01**
NET CASH INCREASE FOR PERIOD	**$ -4,957.84**
Cash at beginning of period	31,787.74
CASH AT END OF PERIOD	**$26,829.90**

CHELLY, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$2,796.99
Accounts Receivable	$1,366.16
Other Current Assets	$36,930.73
Total Current Assets	**$41,093.88**
Fixed Assets	$3,899.62
TOTAL ASSETS	**$44,993.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$10,409.82
Long-Term Liabilities	$179,604.26
Total Liabilities	**$190,014.08**
Equity	$ -145,020.58
TOTAL LIABILITIES AND EQUITY	**$44,993.50**

CHELLY, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA LLC Op Acct 9010	26,829.90
BofA Extra Checking Acct	0.00
Total Bank Accounts	**$26,829.90**
Accounts Receivable	
Accounts Receivable (A/R)	2,376.00
Total Accounts Receivable	**$2,376.00**
Other Current Assets	
Inventory	
Finished Liquid	541.68
Glass Bottles	1,728.00
GNS	214.20
Labels	360.00
Plastic Caps	1,245.00
Sugar	240.00
Water	7.80
Total Inventory	**4,336.68**
Inventory Asset	0.00
Prepaid Bottle Production	24,162.49
Security Deposit	800.00
Undeposited Funds	0.00
Total Other Current Assets	**$29,299.17**
Total Current Assets	**$58,505.07**
Fixed Assets	
Fixed Asset Other Tools Equipment	3,899.62
Total Fixed Assets	**$3,899.62**
TOTAL ASSETS	**$62,404.69**

CHELLY, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX 51001	4,166.39
BOA CC 9076	4,022.87
Chase CC 1544	1,830.47
Chase Ink CC 2158	3,480.28
Total Credit Cards	**$13,500.01**
Other Current Liabilities	
Arizona Department of Revenue Payable	0.00
Disaster/Relief Loan - EIDL Advance	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$13,500.01**
Long-Term Liabilities	
Notes Payable-Investors	
Notes Payable - Alec Mire	5,000.00
Notes Payable - Charles Van Gelder	10,000.00
Notes Payable - Colin Jones	5,000.00
Notes Payable - Giovanni Yakoo	30,000.00
Notes Payable - Isaac Gilles	5,000.00
Notes Payable - Joey Soltysiak	5,000.00
Notes Payable - John Hackemer	5,000.00
Notes Payable - Jordan Singer	5,000.00
Notes Payable - Joseph Gilles	5,000.00
Notes Payable - Joseph Hormes	25,000.00
Notes Payable - Mark Surico	7,000.00
Notes Payable - Matthew G Sassu	30,000.00
Notes Payable - Mike Vicari	5,000.00
Notes Payable - Steven Sherant	5,000.00
Total Notes Payable-Investors	**147,000.00**
Promissory Notes	
Promissory Note - Hunter Goheen	2,979.53
Promissory Note - Nick Guerrieri	4,000.00
Promissory Note - Roberto Guerrieri	4,305.00
Promissory Note - Stuart Francis	3,319.73
Total Promissory Notes	**14,604.26**
Total Long-Term Liabilities	**$161,604.26**

CHELLY, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Total Liabilities	**$175,104.27**
Equity	
Opening Balance Equity	0.00
Owner Contribution - Hunter Goheen	5,077.16
Owner Contribution - Nick Guerrieri	7,609.23
Owner Contribution - Roberto Guerrieri	3,300.00
Owner Contribution - Stuart Francis	5,240.65
Owner Distribution - Nick Guerrieri	-1,500.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-53,338.52
Net Income	-79,088.10
Total Equity	**$ -112,699.58**
TOTAL LIABILITIES AND EQUITY	**$62,404.69**

I, Nicolas Guerrieri (Print Name), the C.E.O (Principal Executive Officers) of CHELLY, Inc., hereby certify that the financial statements of CHELLY (Company Name) and notes thereto for the periods ending 2021 (first Fiscal Year End of Review) and 2022second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

[Company] has not yet filed its federal tax return for [year]."

> *If the company has not filed tax returns please* replace above sentence with options below and then include the information for the previous year if applicable:
>
> [Company] has not yet filed its federal tax return for [year]."
>
> *If the company is a brand new company please replace above sentence with:*
>
> "[Company] was not in existence for the previous tax year."
>
> *If neither of these apply, please delete these additional instructions*

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 05/08/2023 (Date of Execution).

_____*Nick Guerrieri*_____ (Signature)

C.E.O
_____ (Title)

5/8/2023
_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

[CHELLY, INC.] was formed on [DATE] ("Inception") in the State of [___].   The financial statements of [CHELLY, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [CITY AND STATE].

[CHELLY, INC.]_____ [Customize to the applicable business. Think about the "about us" part of your website. Briefly discuss business: what the business is, what makes you unique: for example: *"The Company will be designing and deploying a physical fitness application to assist users in tracking their daily fitness activities without the need to input the type of workout you are doing.. The application with then analyze daily activates and suggest additional workouts to improve what you already do while providing you daily inspirational quotes and recipe suggestions......*]

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ___ [Describe how revenue will be derived.]when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

[Delete if no share of stock have been issued for services.]

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a [Limited Liability Company (LLC) OR S-Corporation]. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

[Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add discussion of any material commitments such as:
* Short-term and long-term contractual obligations with the suppliers for future purchases
* Capital expenditure commitment contracted but not yet incurred
* Non-cancelable operating leases,
* long term leases (>1 year) of property, land, facilities or equipment,
* Unused letters of credit or obligations to reduce debt]

NOTE 5 – MEMBERS' EQUITY

LLC Units
[DISCUSS CLASSES OF UNITS AND KEY PROVISIONS OF OPERATING AGREEMENT BE SURE TO INCLUDE A DISCUSSION OF THE CURRENT OWNERSHIP]

NOTE 6 – RELATED PARTY TRANSACTIONS

[DESCRIBE ANY RELATED PARTY TRANSACTIONS: I.E. ADVANCES/DEBT FROM FOUNDERS OR OFFICERS, SHARES ISSUED TO RELATED PARTIES FOR SERVICES, ETC…NORMAL OPERATING TRANSACTIONS LIKE SALARIES OR HEALTH BENEFITS DO NOT REQUIRE DISCLOSURE]

NOTE 7 – SUBSEQUENT EVENTS

If any material events [NEW MAJOR CONTRACTS, STOCK ISSUANCES, CORPORATE STRUCTURE CHANGES, CAPITAL RAISING EVENTS, ETC.] have occurred in the current year, through the date of this report, then those should be discussed in here.

[If none,]

The Company has evaluated subsequent events that occurred after [MOST RECENT BALANCE SHEET DATE] through [DATE NOTES ARE BEING PREPARED]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

	Common stock		Additional Paid-in Capital	Accumulated Deficit [1]	Total Stockholders' Deficit [2]
	Shares	Amount			
Net income (loss)	-	-	-	(79,088)	$ (79,088.10)
December 31, 2021	-	$ -	$ -	$ (79,088)	$ (79,088)
Shares issued for cash	67,180	63,110		-	$ 63,110.19
Net income (loss)	-	-	-	(69,109)	$ (69,108.74)
December 31, 2022	67,180	$ 63,110	$ -	$ (148,197)	$ (85,087)

[1] davidg:
If totals are positive numbers, change to "Retained Earnings"

[2] davidg:
If totals are positive, changed to "Stockholders' Equity"

CERTIFICATION

I, Nicolas Guerrieri, Principal Executive Officer of CHELLY, Inc., hereby certify that the financial statements of CHELLY, Inc. included in this Report are true and complete in all material respects.

Nicolas Guerrieri

CEO/Founder